Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 7, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on July 7, 2004, entitled "State sells shares in Statoil".

The press release included in this Form 6-K does not constitute an offer to sell, purchase, exchange or transfer any securities or a solicitation of any such offer in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under US Securities Act of 1933, as amended, (the "Securities Act"). Neither Statoil ASA nor any other participant in the transactions described herein intends to register any securities under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States in connection with the proposals described in this announcement.

UBS is acting solely for the Ministry of Petroleum and Energy and no-one else.

State sells shares in Statoil

The Norwegian Ministry of Petroleum and Energy sold 100 million shares in Statoil ASA Tuesday 6 July through an off-exchange underwritten block sale. This represents 4.6 per cent of the shares in the company, and the Norwegian state is left with a holding of 77.1 per cent.

The shares were sold to Lehman Brothers, a US global investment bank, following an international bid process, and are expected to be passed on to institutional investors in Norway and abroad.

In addition, up to 17.65 million shares will be made available for sale to private investors in the near future, at the rate set in the institutional sale.

As part of the sale, the Ministry of Petroleum and Energy has agreed not to sell any additional ordinary Statoil shares in the next 180 days.

The Storting (parliament) has previously authorised the government to reduce the state's interest in Statoil to two-thirds.

When Statoil was listed in June 2001, the state's holding was 81.7 per cent. Following yesterday's sale, it now owns 77.1 per cent.

For further information, see the announcement from the Ministry of Petroleum and Energy.

Contact persons:

Mari Thjømøe, vice president for investor relations, + 47 90 77 78 24 (mobile).

Thore E Kristiansen, vice president for investor relations, +47 91 66 46 59 (mobile).

Kjersti T Morstøl, public affairs manager, +47 51 99 26 71 (office) / +47 91 78 28 14 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: July 7, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer